March 25, 2014

VIA EDGAR

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioMed Realty Trust, Inc.
BioMed Realty, L.P.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 10, 2014
File No. 001-32261 and File No. 000-54089

Dear Mr. Gordon:

BioMed Realty Trust, Inc. and BioMed Realty, L.P. (together the “Company”) are in receipt of the Staff’s letter dated March 18, 2014 regarding the above-referenced filing. We are responding to the Staff’s comment as set forth below. For ease of reference, we have set forth the Staff’s comment and our response below.

Form 10-K for the Fiscal Year ended December 31, 2013 filed February 10, 2014

Historic Tax Credits and New Market Tax Credits, page 115

1.	We note your disclosure that costs incurred in structuring the transaction with tax credit investors are deferred and recognized as an increase in the cost basis of the subject property upon the recognition of the related tax credit. Please tell us the amount and nature of these costs, and the accounting guidance you relied upon for the deferral and capitalization of these costs.

Company Response: The Company disclosed its accounting treatment of the tax credits and the related costs incurred in structuring the transactions with tax credit investors (the “TCIs”) on page 116 of our Form 10-K for the year ended December 31, 2013 as follows:

“During the year ended December 31, 2013, $34.4 million of tax credits, net of costs and estimated put payments, were contributed by TCIs which were recorded as other liabilities in the consolidated balance sheets, of which $22.4 million of tax credits have been delivered to the TCIs and were reclassified as a reduction of the carrying value of the subject property. Direct and incremental costs incurred in structuring the transaction are deferred and will be recognized as an increase in the cost basis of the subject property upon the recognition of the related tax credit…”

For the year ended December 31, 2013, aggregate direct and incremental costs incurred in structuring the transactions with the TCIs, comprised of third-party legal, accounting and other professional fees, were approximately $1.3 million, of which approximately $1.0 million were initially deferred and subsequently recognized as an increase in the cost basis of the subject property upon the delivery of the related $22.4 million of tax credits to the TCIs. The remaining balance of approximately $252,000 is being deferred until the related $12.0 million of tax credits have been delivered to the TCIs.

We determined the tax credit activities associated with our development projects to be analogous to guidance in the Financial Accounting Standards Board’s Accounting Standards Codification paragraph 970-340-25-12, Real Estate – General – Recognition – Incidental Operations, because the tax credit activity during the development period reduces the cost of developing the property for its intended use as distinguished from activities designed to generate a profit or a return from the use of the property. The contributions received from the TCIs that ultimately are recorded as a reduction to the carrying value of the development project are analogous to “revenues from incidental operations” and the third-party legal, accounting and other professional fees are analogous to incremental costs of the incidental operations. For the year ended

t 858 485 9840 f 858 485 9843	17190 Bernardo Center Drive, San Diego, CA 92128	biomedrealty.com

Daniel L. Gordon

March 25, 2014

December 31, 2013, the contributions from the TCIs exceeded the third-party legal, accounting and other professional fees incurred related to generating these tax credit contributions. Consistent with accounting for incidental operations, this excess amount was recognized as a reduction to the capitalized project cost in the case of tax credits which have been delivered to the TCIs. For tax credits that have not yet been delivered, the associated costs are deferred and recorded as a reduction to other liabilities and the contributions received are presented as other liabilities on the Company’s consolidated balance sheets.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any comments or questions regarding the foregoing to the undersigned at (858) 485-9840. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ ALAN D. GOLD
Alan D. Gold
Chairman and Chief Executive Officer

cc:	Kent Griffin, BioMed Realty Trust, Inc. & BioMed Realty, L.P.
Greg N. Lubushkin, BioMed Realty Trust, Inc. & BioMed Realty, L.P.
Jonathan P. Klassen, BioMed Realty Trust, Inc. & BioMed Realty, L.P.
Stephen A. Willey, BioMed Realty Trust, Inc. & BioMed Realty, L.P.
Craig M. Garner, Latham & Watkins LLP